Exhibit 99.1

AMENDMENT NO. 4 TO

STANDBY EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 4 dated November 15, 2010 (the “Amendment”) to the Standby Equity Purchase Agreement dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”) as amended by Amendment No. 1 dated August 27, 2009, Amendment No. 2 dated February 4, 2010, and Amendment No. 3 dated April 22, 2010 (as so amended to date, the “Agreement”).  Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

WHEREAS, through the date hereof, the Company has issued and sold to the Investor an aggregate of $59,950,815 of shares pursuant to the terms and conditions of the Agreement.

WHEREAS, the Company and the Investor desire to amend the Agreement to increase the amount which the Investor has agreed to provide to the Company from time to time to purchase Shares under the Agreement by $35,000,000 to an aggregate of $95,000,000.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendments.

a.	Commitment Amount. Section 1.09 of the Agreement re the definition “Commitment Amount” is hereby amended and restated in its entirety to read as follows:

Section 1.09  “Commitment Amount” shall mean the aggregate amount of up to $95,000,000 which the Investor has agreed to provide to the Company in order to purchase the Shares pursuant to the terms and conditions of this Agreement.

b.	Purchase Price. Section 1.36 of the Agreement re the definition “Purchase Price” is hereby amended and restated in its entirety to read as follows:

Section 1.36 “Purchase Price” shall be set at 98% of the Market Price during the Pricing Period divided by the US$-NIS representative exchange rate last published by the Bank of Israel at the end of last TASE Trading Day of the applicable Pricing Period.

c.	Registration Statement. Section 1.37 of the Agreement re the definition “Registration Statement” is hereby amended and restated in its entirety to read as follows:

Section 1.37 “Registration Statement” shall mean the Company’s shelf-registration statement filed by the Company with the SEC under the Securities Act on Form F-3 (Registration Number 333-163196) or a newer Registration Statement that is to be filed by the Company following the utilization of Registration Number 333-163196, with respect to Ordinary Shares to be offered and sold by the Company, as such Registration Statement may be amended and supplemented from time to time and including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act.

d.
In connection with this Amendment, the Investor will earn a commitment fee of $375,000, which shall be earned, due and payable by the Company as follows: (i) $187,500 shall be earned, due and payable upon the first Advance Notice Date to be made after the date of this Amendment; and (ii) $187,500 shall be due and payable on or before the 6 month anniversary of the first Advance Notice Date to be made after the date of this Amendment.  The fees under this clause may be paid, at the Company’s discretion, in cash, in Ordinary Shares, or some combination thereof.  If any portion of the fees are to be paid in Ordinary Shares (such shares, the “Second Additional Commitment Shares”), the Company will issue to the Investor Ordinary Shares before, on, or promptly after, the applicable payment date in an amount equal to the portion of the fees to be paid in Ordinary Shares divided by the VWAP for the Trading Day immediately prior to the applicable payment date.  The Second Additional Commitment Shares shall be issued pursuant to the Registration Statement Registration Number 333-163196 or a newer Registration Statement that is to be filed by the Company following the utilization of Registration Number 333-163196 and shall be Free upon issuance.  The fees shall be deemed paid upon the crediting of the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE Member) with the Second Additional Commitment Shares, in accordance with delivery instructions provided by the Investor.  This additional commitment fee shall be deemed fully earned by the Investor as of the date such portion becomes due regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder.

e.
The definition of “Shares” in Section 1.43 of the Agreement shall be deemed to include the Second Additional Commitment Shares in addition to the Ordinary Shares to be issued from time to time pursuant to Advances, the Commitment Shares, and to the Additional Commitment Shares.

2.
Prospectus Supplement.  The Company agrees to file a prospectus supplement to the base prospectus included as part of the Registration Statement (Registration Number 333-163196) or a newer Registration Statement that is to be filed by the Company following the utilization of Registration Number 333-163196 prior to issuing any additional Advance Notices to the Investor.

3.
Opinion of Counsel.  The Company shall provide an updated opinion letter from counsel to the Company in the form attached to the Agreement as Exhibit C prior to issuing any additional Advance Notices to the Investor.

4.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY: Tower Semiconductor Ltd.

By:

Title:

INVESTOR: YA Global Master SPV Ltd.

By:	Yorkville Advisors, LLC
Its:	Investment Manager

By
Name:
Title

AMENDMENT NO. 3 TO

STANDBY EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 3 dated April 22, 2010 (the “Amendment”) to the Standby Equity Purchase Agreement dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”) as amended by Amendment No. 1 dated August 27, 2009 and Amendment No. 2 dated February 4, 2010 (as so amended to date, the “Agreement”).  Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

WHEREAS, through the date hereof, the Company has issued and sold to the Investor an aggregate of $24,950,815 of shares pursuant to the terms and conditions of the Agreement.

WHEREAS, the Company and the Investor desire to amend the Agreement to increase the amount which the Investor has agreed to provide to the Company from time to time to purchase Shares under the Agreement by $35,000,000 to an aggregate of $60,000,000.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendments.

a.
Section 1.09 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 1.09     “Commitment Amount” shall mean the aggregate amount of up to $60,000,000 which the Investor has agreed to provide to the Company in order to purchase the Shares pursuant to the terms and conditions of this Agreement.

b.
In connection with this Amendment, the Investor will earn a commitment fee of $300,000, which shall be earned, due and payable by the Company as follows: (i) $150,000 shall be earned, due and payable upon the first Advance Notice Date to be made after the date of this Amendment; and (ii) $150,000 shall be due and payable on or before the 9 month anniversary of the first Advance Notice Date to be made after the date of this Amendment.  The fees under this clause may be paid, at the Company’s discretion, in cash, in Ordinary Shares, or some combination thereof.  If any portion of the fees are to be paid in Ordinary Shares (such shares, the “Additional Commitment Shares”), the Company will issue to the Investor Ordinary Shares before, on, or promptly after, the applicable payment date in an amount equal to the portion of the fees to be paid in Ordinary Shares divided by the VWAP for the Trading Day immediately prior to the applicable payment date. The Additional Commitment Shares shall be issued pursuant to the Registration Statement and shall be Free upon issuance.  The fees shall be deemed paid upon the crediting of the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE Member) with the Additional Commitment Shares, in accordance with delivery instructions provided by the Investor.  Each portion of these fees shall be deemed fully earned by the Investor as of the date such portion becomes due regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder.

c.
The definition of “Shares” in Section 1.43 of the Agreement shall be deemed to include the Additional Commitment Shares in addition to the Ordinary Shares to be issued from time to time pursuant to Advances and to the Commitment Shares.

d.
Section 10.02 (a)  of the Agreement is hereby amended and restated in its entirety to read as follows:

 “Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) March 31, 2012, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

2.
Prospectus Supplement.  The Company agrees to file a prospectus supplement to the base prospectus included as part of the Registration Statement (Registration Number 333-163196) prior to issuing any additional Advance Notices to the Investor.

3.
Opinion of Counsel. The Company shall provide an updated opinion letter from counsel to the Company in the form attached to the Agreement as Exhibit C prior to issuing any additional Advance Notices to the Investor.

4.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Tower Semiconductor Ltd.

By: /s/ Oren Shirazi
Name: Oren Shirazi
Title: Chief Financial Officer

By: /s/ Ronit Vardi
Name: Ronit Vardi
Title: Controller

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By: /s/ Mark Angelo
Name: Mark Angelo
Title: Portfolio Manager

AMENDMENT NO. 2

TO

STANDBY EQUITY PURCHASE AGREEMENT

    THIS AMENDMENT NO. 2 dated February 4, 2010 (this “Amendment No. 2”) to the Standby Equity Purchase Agreement dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State  of Israel (the “Company”), as amended by Amendment No. 1 thereto dated August 27, 2009 (as so amended, the “Agreement”).  Capitalized terms used but not defined herein shall have the meanings given them in the Agreement.

To date the Company has issued and sold to the Investor an aggregate of $12,950,000 of its Ordinary Shares pursuant to the Agreement. The offer and sale of these Ordinary Shares was registered under the Company’s Registration Statement Number 333-148747, the Base Prospectus included therein and Prospectus Supplements filed by the Company thereunder. The amount of Ordinary Shares which may be offered under Registration Statement Number 333-148747 is not sufficient to allow the continuation of Advances as contemplated under the Agreement.

The Company and the Investor wish to amend the Agreement to provide for any  future offer and sale by the Company, at the Company’s sole and exclusive option, of Ordinary Shares pursuant to the Agreement, to be registered under the Company’s recently effective Registration Statement on Form F-3 (Registration Number 333-163196).

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendment.. Section 1.37 of the Agreement is hereby amended by deleting the words “(Registration Number 333-148747)” and substituting therefor the words “(Registration Number 333-163196)”.

2.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY:
Tower Semiconductor Ltd.

By:_____________________________
Name:
Title:

INVESTOR:
YA Global Master SPV Ltd.

By: Yorkville Advisors, LLC
Its: Investment Manager

By:_____________________________
Name:
Title:

AMENDMENT NO. 1

TO

STANDBY EQUITY PURCHASE AGREEMENT

        THIS AMENDMENT NO. 1 (the “Amendment”) to the Standby Equity Purchase Agreement (the “Agreement”), dated August 11, 2009, between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”) and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State of Israel (the “Company”) is dated August 27, 2009. Capitalized terms used but not defined herein shall have the meaning given thereto in the Agreement.

        WHEREAS, the parties hereto desire to amend certain provisions of the Agreement as more fully described herein;

        NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Investor and the Company hereby agree as follows:

1.	Amendments.

a.	Section 1.27 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 1.27 “Maximum Advance Amount” shall be $5,000,000, or such other amount as may be agreed upon by the mutual consent of the parties.

b.	A new subsection (f) shall be added to the end of Section 2.01 as follows:

Section 2.01(f) Advance Amount. In connection with each Advance Notice, the Company may, with the prior consent of the Investor, change the amount of the Advance designated in such Advance Notice during the Pricing Period, provided that such amount requested shall be in compliance with Section 2.01(a) hereof.

c.	Section 3.07 of the Agreement is hereby amended and restated in its entirety to read as follows:

Section 3.07 Trading Activities. The Investor’s trading activities with respect to the Company’s Ordinary Shares shall be in compliance with all applicable federal and state securities laws, rules and regulations, the Securities Regulations, and the rules and regulations of the Principal Markets on which the Ordinary Shares are listed or traded. As of the date of the initial Agreement, neither the Investor nor any affiliate of the Investor has an open short position in the Ordinary Shares. The Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of the Ordinary Shares, except that upon receipt of an Advance Notice the Investor shall be permitted to, and the Company acknowledges and agrees that the Investor may, sell, whether by short sale or otherwise, such number of Ordinary Shares as the Investor reasonably expects to receive from the Company pursuant to the Advance Notice prior to receiving such shares.

d.	All references in the Agreement to the Company as being organized and existing under the laws of the State of Delaware shall amended to refer to the laws of the State of Israel.

2.	Miscellaneous.

a.	The parties hereto acknowledge and agree that, other than as set forth in this Amendment, the Agreement remains unchanged and in full force and effect.

b.	This Amendment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY: TOWER SEMICONDUCTOR LTD. By: —————————————— Name: Title:

INVESTOR: YA GLOBAL MASTER SPV LTD. By: Yorkville Advisors, LLC Its: Investment Manager
By: —————————————— Name: Title:

STANDBY EQUITY PURCHASE AGREEMENT

        THIS AGREEMENT dated as of the 11th day of August 2009 (this “Agreement”) between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited partnership (the “Investor”), and TOWER SEMICONDUCTOR LTD., a corporation organized and existing under the laws of the State of Delaware (the “Company”).

        WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to $25,000,000 of the Company’s ordinary shares, 1 NIS par value per share (the “Ordinary Shares”);

        WHEREAS, the Ordinary Shares are listed for trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange Ltd. (“TASE”) under the symbol “TSEM”;

        WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder have been registered in the United States on the Company’s registration statement on Form F-3 (File No. 333-148747) under Section 5 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), and or upon such other exemption from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions to be made hereunder;

        WHEREAS, the offer and sale of the Ordinary Shares issuable hereunder will be conducted in compliance with the Israeli Securities Law, 1968, as amended and all regulations promulgated thereunder (the “Securities Regulations”), and the rules and regulations of the TASE.

        NOW, THEREFORE, the parties hereto agree as follows:

Article I. Certain Definitions

Section 1.01 “Advance” shall mean the purchase and sale of Shares pursuant to this Agreement in consideration of the portion of the Commitment Amount as shall be requested by the Company in the Advance Notice.

Section 1.02 “Advance Date” shall mean the 1st TASE Trading Day after expiration of the applicable Pricing Period for each Advance.

Section 1.03 “Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the Advance amount that the Company requests from the Investor.

Section 1.04 “Advance Notice Date” shall mean each date the Company delivers (in accordance with Section 2.01(b) of this Agreement) to the Investor an Advance Notice requiring the Investor to advance funds to the Company, subject to the terms of this Agreement.

Section 1.05 “Affiliate” shall have the meaning set forth in Section 3.06.

Section 1.06 “Articles of Association” shall have the meaning set forth in Section 4.03.

Section 1.07 “Base Prospectus” shall mean the Company’s prospectus accompanying the Registration Statement.

Section 1.08 “Certificate of Association” shall have the meaning set forth in Section 4.03.

Section 1.09 “Commitment Amount” shall mean the aggregate amount of up to $25,000,000 which the Investor has agreed to provide to the Company in order to purchase the Shares pursuant to the terms and conditions of this Agreement.

Section 1.10 “Commitment Fee” shall have the meaning set forth in Section 12.03.

Section 1.11 “Commitment Period” shall mean the period commencing on the Effective Date, and expiring upon the termination of this Agreement in accordance with Section 10.02.

Section 1.12 “Commitment Shares” shall have the meaning set forth in Section 12.03.

Section 1.13 “Company Indemnitees” shall have the meaning set forth in Section 5.02.

Section 1.14 “Condition Satisfaction Date” shall have the meaning set forth in Section 7.01.

Section 1.15 “Consolidation Event” shall have the meaning set forth in Section 6.06.

Section 1.16 “Damages” shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorney’s fees and disbursements and costs and expenses of expert witnesses and investigation).

Section 1.17 “Effective Date” shall mean the date hereof.

Section 1.18 “Environmental Laws” shall have the meaning set forth in Section 4.11.

Section 1.19 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Section 1.20 “Free” with respect to the Shares shall mean that immediately subsequent to their issuance to the Investor, the Shares shall be freely tradable on both on the NASDAQ and on the TASE, may be freely sold by the Investor without any lock-up or selling restrictions imposed pursuant to the Securities Regulations (including any ruling or release of the ISA published prior to the date hereof) or pursuant to the TASE rules or otherwise and the Investor shall not be subject to any restrictions whatsoever with respect to the selling of the Shares to any party and on any terms.

Section 1.21 “Indemnified Liabilities” shall have the meaning set forth in Section 5.01.

Section 1.22 “Initial Disclosure” shall have the meaning set forth in Section 6.15.

Section 1.23 “Investor Indemnitees” shall have the meaning set forth in Section 5.01.

Section 1.24 “ISA” shall mean the Israeli Securities Authority.

Section 1.25 “Market Price” shall mean the lowest daily VWAP of the Ordinary Shares during the relevant Pricing Period.

Section 1.26 “Material Adverse Effect” shall mean any condition, circumstance, or situation that may result in, or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement, including on the Shares’ status as Free, (ii) a material adverse effect on the results of operations, assets, business or conditions (financial or otherwise) of the Company, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform its obligations hereunder in any material respect on a timely basis.

Section 1.27 “Maximum Advance Amount” shall be $900,000, or such greater amount as may be agreed upon by the mutual consent of the parties.

Section 1.28 “NIS” means New Israeli Shekel.

Section 1.29 “Ordinary Shares” shall have the meaning set forth in the recitals of this Agreement.

Section 1.30 “Ownership Limitation” shall have the meaning set forth in Section 2.01(a).

Section 1.31 “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

Section 1.32 “Pricing Period” shall mean the 5 consecutive TASE Trading Days beginning on the first TASE Trading Day after the Advance Notice Date.

Section 1.33 “Principal Market” shall mean each of the NASDAQ Stock Market LLC (“NASDAQ”) and the Tel Aviv Stock Exchange (“TASE”).

Section 1.34 “Prospectus” shall mean the Base Prospectus, as supplemented by any Prospectus Supplement.

Section 1.35 “Prospectus Supplement” shall mean any prospectus supplement to the Base Prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act.

Section 1.36 “Purchase Price” shall be set at 97% of the Market Price during the Pricing Period divided by the US$-NIS representative exchange rate last published by the Bank of Israel at the end of last TASE Trading Day of the applicable Pricing Period.

Section 1.37 “Registration Statement” shall mean the Company’s shelf-registration statement filed by the Company with the SEC under the Securities Act on Form F-3 (Registration Number 333-148747), with respect to Ordinary Shares to be offered and sold by the Company, as such Registration Statement may be amended and supplemented from time to time and including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act.

Section 1.38 “SEC” shall have the meaning set forth in the recitals of this Agreement.

Section 1.39 “SEC Documents” shall have the meaning set forth in Section 4.05.

Section 1.40 “Securities Act” shall have the meaning set forth in the recitals of this Agreement.

Section 1.41 “Securities Regulations” shall mean the Israeli Securities Law – 1968, as amended, and all regulations promulgated thereunder.

Section 1.42 “Settlement Document” shall have the meaning set forth in Section 2.02(a).

Section 1.43 “Shares” shall mean the Ordinary Shares to be issued from time to time hereunder pursuant to Advances and the Commitment Shares.

Section 1.44 "TASE" shall mean the Tel Aviv Stock Exchange Ltd.

Section 1.45 “TASE Approval” shall mean each of the approvals required from the TASE under TASE rules and regulations for the listing of the Shares on the TASE, as set forth in Section 5.06 below.

Section 1.46 “TASE Trading Day” shall mean any day during which the TASE is open for business.

Section 1.47 “Trading Day” shall mean any day during which the applicable Principal Market shall be open for business.

Section 1.48 “VWAP” means, for any date, the daily volume weighted average price of the Ordinary Shares (in NIS) for such date on the TASE as reported by Bloomberg L.P.

Article II. Advances; Mechanics.

Section 2.01 Subject to the terms and conditions of this Agreement (including, without limitation, the provisions of Article VII hereof), the Company, at its sole and exclusive option, may issue and sell to the Investor, and the Investor shall purchase from the Company, Ordinary Shares on the following terms:

(a)	Advance Notice. During the Commitment Period, the Company may require the Investor to purchase Ordinary Shares by delivering an Advance Notice to the Investor, subject to the conditions set forth in Article VII; provided, however, that: (i) the amount for each Advance as designated by the Company in the applicable Advance Notice shall not be more than the Maximum Advance Amount, (ii) the aggregate amount of the Advances pursuant to this Agreement shall not exceed the Commitment Amount, (iii) in no event shall the number of Ordinary Shares issuable to the Investor pursuant to an Advance cause the aggregate number of Ordinary Shares beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act or as calculated in accordance with the Securities Regulations) by the Investor and its affiliates to exceed 4.99% of the then outstanding Ordinary Shares (the “Ownership Limitation”), and (iv) the aggregate offering price of the Shares to be sold pursuant to each Advance shall not exceed the aggregate offering price of securities then registered and available for sale under the Registration Statement. Notwithstanding any other provision in this Agreement, the Company acknowledges and agrees that upon receipt of an Advance Notice, the Investor may sell shares that it is unconditionally obligated to purchase under such Advance Notice prior to taking possession of such shares.

(b)	Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A. An Advance Notice shall be deemed delivered on (i) the TASE Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 5:00 pm Eastern Time, or (ii) the immediately succeeding TASE Trading Day if it is received by facsimile or otherwise after 5:00 pm Eastern Time on a TASE Trading Day or at any time on a day which is not a TASE Trading Day. No Advance Notice may be deemed delivered on a day that is not a Trading Day on both Capital Markets.

(c)	Ownership Limitation. In connection with each Advance Notice delivered by the Company, any portion of an Advance that would cause the Investor to exceed the Ownership Limitation shall automatically be withdrawn.

(d)	Registration Limitation. In connection with each Advance Notice, any portion of an Advance that would exceed the aggregate offering price of securities registered and available for issuance under the Registration Statement shall automatically be deemed to be withdrawn by the Company with no further action required by the Company.

(e)	Minimum Acceptable Price. In connection with each Advance Notice, the Company may indicate a minimum acceptable price (the “Minimum Acceptable Price”); provided, however that a Minimum Acceptable Price shall never be more than 95% of the last closing price of the Ordinary Shares on the TASE at the time the Company delivers an Advance Notice. Upon the issuance by the Company of an Advance Notice with a Minimum Acceptable Price, (i) the amount of the Advance set forth in such Advance Notice shall automatically be reduced by 20% for each TASE Trading Day during the Pricing Period that the VWAP of the Ordinary Shares is below the Minimum Acceptable Price (each such day, an “Excluded Day”), and (ii) each Excluded Day shall be excluded from the Pricing Period for purposes of determining the Market Price. The number of Ordinary Shares to be delivered to the Investor at the Closing (in accordance with Section 2.02 of this Agreement) shall correspond with the Advance Notice amount as reduced pursuant to clause (a) above, except that the Company shall be obligated to sell, and the Investor shall be obligated to purchase any Ordinary Shares corresponding to such Advance Notice that have been sold by the Investor on an Excluded Day at a price equal to such Minimum Acceptable Price.

Section 2.02 Closings. Each Closing shall take place as soon as practicable after each Advance Date in accordance with the procedures set forth below. In connection with each Closing the Company and the Investor shall fulfill each of its obligations as set forth below:

(a)	Within one (1) TASE Trading Day after each Advance Date, the Investor shall deliver to the Company a written document (each a “Settlement Document”) setting forth the amount of the Advance (taking into account any adjustments pursuant to Article II, the Purchase Price, the number of Ordinary Shares to be issued and subscribed for (which in no event will be greater than the Ownership Limitation), and a report by Bloomberg, L.P. indicating the VWAP for each of the Trading Days during the Pricing Period, in each case taking into account the terms and conditions of this Agreement. The Settlement Document shall be in the form attached hereto as Exhibit B.

(b)	Upon receipt of the Settlement Document with respect to each Advance, the Company shall:

(i)	obtain an effective TASE Approval covering the listing of the Shares on the TASE.

(ii)	confirm that it has obtained all permits, approvals and qualifications required for (1) the issuance and transfer of Shares applicable to such Advance to the Investor, or shall have the availability of exemptions therefrom, that the sale and issuance of such Shares shall be legally permitted by all laws and regulations to which the Company is subject and that upon their issuance to the Investor the Shares will be Free; and (2) the listing of the Shares for trade on both the NASDAQ and the TASE.

(c)	Promptly after receipt of the Settlement Document with respect to each Advance (the “Advance Closing Date”), the Company will, or will cause its transfer agent to, electronically or otherwise transfer such number of Ordinary Shares registered in the name of the Investor as shall equal (x) the amount of the Advance specified in such Advance Notice (as may be reduced according to the terms of this Agreement), divided by (y) the Purchase Price, by crediting the Investor’s account or its designee’s account (including, at the election of the Investor, crediting the Investor’s securities account with a TASE Member) in accordance with delivery instructions provided by the Investor (which in all cases shall be Free, registered shares in good deliverable form) against payment of the Purchase Price in same day funds to an account designated by the Company.

(d)	No fractional shares shall be issued, and any fractional amounts shall be rounded to the next higher whole number of shares. Any certificates evidencing Ordinary Shares delivered pursuant hereto shall be free of restrictive legends.

(e)	On or prior to the Advance Date, each of the Company and the Investor shall deliver to the other all documents, instruments and writings required to be delivered by either of them pursuant to this Agreement in order to implement and effect the transactions contemplated herein.

Section 2.03 Hardship. In the event the Investor sells the Company’s Ordinary Shares after receipt of an Advance Notice and the Company fails to perform its obligations as mandated in Section 2.02, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Article V hereto, and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage would occur in the event of any such default. It is accordingly agreed that the Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce, without the posting of a bond or other security (unless the Company disputes the claimed breach in good faith) , the terms and provisions of this Agreement.

Article III. Representations and Warranties of Investor

        Investor hereby represents and warrants to, and agrees with, the Company that the following are true and correct as of the date hereof and as of each Advance Date:

Section 3.01 Organization and Authorization. The Investor is duly organized, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to purchase and hold the Shares. The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and require no other proceedings on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms, subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, composition, reorganization, moratorium or similar laws from time to time in effect affecting creditors’ rights generally, and (ii) general principles of equity (including, without limitation, standards of materiality, good faith, fair dealing, minority oppression and reasonableness), whether such principles are considered in a proceeding at law or in equity or any limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any documents referred to herein.

Section 3.02 Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk.

Section 3.03 No Legal Advice From the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.04 Information. The Investor, its advisors and its counsel, have been furnished with all materials relating to the business, finances and operations of the Company and information it deemed material to making an informed investment decision. The Investor and its advisors have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained in this Agreement. The Investor understands that its investment involves a high degree of risk. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to this transaction.

Section 3.05 Receipt of Documents. The Investor, its advisors and its counsel has received and read in their entirety: (i) this Agreement and the Exhibits annexed hereto; (ii) all written due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; (iii) the Company’s Form 20F for the year ended year ended December 31, 2008 and its quarterly financial statements in form 6-K for the quarter ended March 31, 2009 and (iv) answers in writing to all questions the Investor submitted to the Company regarding an investment in the Company (subsections (i) through (iv) shall collectively be referred to as the “Diligence Documents”); and the Investor has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

Section 3.06 Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the Company or any “Affiliate” of the Company (as that term is defined in Rule 405 of the Securities Act).

Section 3.07 Trading Activities. The Investor’s trading activities with respect to the Company’s Ordinary Shares shall be in compliance with all applicable federal and state securities laws, rules and regulations, the Securities Regulations, and the rules and regulations of the Principal Markets on which the Ordinary Shares are listed or traded. Neither the Investor nor any affiliate of the Investor has an open short position in the Ordinary Shares, and the Investor agrees that it shall not, and that it will cause its affiliates not to, engage in any short sales of the Ordinary Shares provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell the shares to be issued to the Investor pursuant to the Advance Notice prior to receiving such shares.

Article IV. Representations and Warranties of the Company

        Except as stated below, on the disclosure schedules attached hereto or in the SEC Documents, the Company hereby represents and warrants to, the Investor that the following are true and correct as of the date hereof:

Section 4.01 Organization and Qualification. The Company is duly incorporated and validly existing under the laws of the State of Israel and has all requisite corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified to do business and is in good standing (to the extent applicable) in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect on the Company and its subsidiaries taken as a whole.

Section 4.02 Authorization, Enforcement, Compliance with Other Instruments. (i) The Company has the requisite corporate power and authority to enter into and perform this Agreement and any related agreements, in accordance with the terms hereof and thereof, (ii) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Company’s Board of Directors and no further consent or authorization is required by the Company, its corporate organs, Board of Directors or its shareholders, (iii) this Agreement and any related agreements have been duly executed and delivered by the Company, (iv) this Agreement and assuming the execution and delivery thereof and acceptance by the Investor, any related agreements, constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms,. subject to (i) applicable bankruptcy, insolvency, reorganization, fraudulent transfer, composition, reorganization, moratorium or similar laws from time to time in effect affecting creditors’ rights generally, and (ii) general principles of equity (including, without limitation, standards of materiality, good faith, fair dealing, minority oppression and reasonableness), whether such principles are considered in a proceeding at law or in equity or any limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any documents referred to herein.

Section 4.03 Capitalization. The registered share capital of the Company consists of 1.1 billion Ordinary Shares of which 160,041,636 Ordinary Shares are issued and outstanding as of July 20, 2009. All of such outstanding shares have been validly issued and are fully paid and nonassessable. No Ordinary Shares are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed in the SEC Documents, and except as set forth on Schedule 4.03 as of the date hereof, (i) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares or shares of capital stock of the Company or any of its subsidiaries, as applicable, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares or shares of capital stock of the Company or any of its subsidiaries, as applicable or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares or shares of capital stock of the Company or any of its subsidiaries, as applicable, (ii) there are no outstanding debt securities (iii) there are no outstanding registration statements and (iv) there are no agreements or arrangements under which the Company or any of its subsidiaries is obligated to register the sale of any of their securities under the Securities Act, the Securities Regulations or otherwise (except pursuant to this Agreement). There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. The Company has furnished or made available to the Investor true and correct copies of the Company’s Articles of Association, as amended and as in effect on the date hereof (the “Articles of Association”), and the Company’s Certificate of Incorporation, as amended and as in effect on the date hereof (the “Certificate of Association”).

Section 4.04 No Conflict. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Association, or Certificate of Association, (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Markets on which the Ordinary Shares are quoted, as well as the Securities Regulations) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company or any of its subsidiaries is bound or affected and which would cause a Material Adverse Effect. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or Certificate of Incorporation, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries which would cause a Material Adverse Effect. The business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance, and regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof except as such consent, authorization or order has been obtained prior to the date hereof. The Company and its subsidiaries are unaware of any fact or circumstance which might give rise to any of the foregoing.

Section 4.05 SEC Documents; Financial Statements. The Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Exchange Act for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (all of the foregoing filed within the two years preceding the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”) on timely basis or has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. The Company has delivered to the Investors or their representatives, or made available through the SEC’s website at http://www.sec.gov, true and complete copies of the SEC Documents. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). None of the Diligence Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No other information provided by or on behalf of the Company to the Investor which is not included in the SEC Documents or the Diligence Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made and not misleading.

Section 4.06 The Company’s Israeli Public Filings. The Company has filed on a timely basis all reports, forms, statements and other documents that it is required to file under the Securities Regulations for the three (3) years preceding the date hereof (all of the foregoing including documents incorporated by reference therein, being hereinafter referred to as the “Public Filings”). As of their respective dates, the Public Filings complied in all material respects with the requirements of the applicable Securities Regulations, and none of the Public Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the Public Filings, complied in all material respects with applicable accounting requirements and the rules and regulations of the ISA with respect thereto, to the extent applicable.

Section 4.07 No Default. Except as disclosed in the SEC Documents, the Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Articles of Association, Certificate of Association, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, in each case which default, lien or charge is likely to cause a Material Adverse Effect.

Section 4.08 Absence of Events of Default. Except for matters described in the SEC Documents and/or this Agreement, no Event of Default, as defined in the respective agreements to which the Company is a party, and no event which, with the giving of notice or the passage of time or both, would become an Event of Default (as so defined), has occurred and is continuing, which would have a Material Adverse Effect.

Section 4.09 Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. Except for matters described in the SEC Documents the Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.

Section 4.10 Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened. None of the Company’s or its subsidiaries’ employees is a member of a union (with the exception of the operators and technicians of Jazz Semiconductor, which are members of a union named “Local Union No.2295 of the International Brotherhood of Electrical Workers Affiliated with the AFL-CIO”) and the Company and its subsidiaries believe that their relations with their employees are good. The Company is a party to a Collective Bargaining Agreement with the General Labor Federation and Mivtachim, dated October 4, 1994, as amended, pursuant to which: (i) each employee who has worked at the Company for at least 12 months is to be included in the Mivtachim pension fund (unless alternative financial arrangements are made for such employee by the Company); and (ii) subject to applicable law, factory workers are to be included in the Mivtachim pension fund within 12 months of the commencement of their work at the Company.

Section 4.11 Environmental Laws. The Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval.

Section 4.12 Title. Except as set forth in the SEC Documents, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.

Section 4.13 Insurance. The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

Section 4.14 Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 4.15 Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 4.16 No Material Adverse Breaches, etc. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries.

Section 4.17 Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Ordinary Shares or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.

Section 4.18 Subsidiaries. Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.

Section 4.19 Tax Status. Except as disclosed in the SEC Documents, the Company and each of its subsidiaries has made or filed all Israeli, and U.S. federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

Section 4.20 Certain Transactions. Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.21 The Shares. The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, Free, free and clear of all encumbrances and will be issued in compliance with all applicable United States federal and state securities laws and the laws and regulations of the State of Israel; the share capital of the Company, including the Ordinary Shares, conforms in all material respects to the description thereof contained in the Registration Statement, and the Ordinary Shares, including the Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented. Neither the shareholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Shares or other rights to purchase or receive any of the Shares, and other than pursuant to the registration rights agreements to which the Company is a party, no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act or the Securities Regulations, any shares or other securities or assets of the Company upon the issuance or sale of the Shares, other than as set forth in Schedule 4.21 The Company is not obligated to offer the Shares on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, agents or other third parties.

Section 4.22 Dilution. The Company is aware and acknowledges that issuance of the Shares could cause dilution to existing shareholders and could significantly increase the outstanding number of Ordinary Shares.

Section 4.23 Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder. The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if the Registration Statement ceases to be effective or if any issuances of Ordinary Shares pursuant to any Advances would violate any rules of the Principal Markets or if any of the conditions set forth in Article VI is not fulfilled or fully complied with. The Company further is aware and acknowledges that any fees paid or shares issued pursuant to Section 12.03 hereunder or shall be earned on the date paid and not refundable or returnable under any circumstances.

Section 4.24 Registration. The Company meets the eligibility requirements of Form F-3 in connection with the issuance of the Commitment Amount hereunder.

Article V. Indemnification

        The Investor and the Company represent to the other the following with respect to itself:

Section 5.01 In consideration of the Investor’s execution and delivery of this Agreement, and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Investor, and all of its officers, directors, partners, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Investor Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Investor Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by the Investor Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any Prospectus, or in any amendment thereof or supplement thereto, or arising out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; (c) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby; and (d) any cause of action, suit or claim brought or made against such Investor Indemnitee not arising out of any action or inaction of an Investor Indemnitee, and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Investor Indemnitees. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.02 In consideration of the Company’s execution and delivery of this Agreement, and in addition to all of the Investor’s other obligations under this Agreement, the Investor shall defend, protect, indemnify and hold harmless the Company and all of its officers, directors, shareholders, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Company Indemnitees”) from and against any and all Indemnified Liabilities incurred by the Company Indemnitees or any of them as a result of, or arising out of, or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in any related Prospectus, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Investor will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Investor by or on behalf of the Company specifically for inclusion therein; (b) any misrepresentation or breach of any representation or warranty made by the Investor in this Agreement or any instrument or document contemplated hereby or thereby executed by the Investor; (c) any breach of any covenant, agreement or obligation of the Investor(s) contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby executed by the Investor; or (d) any cause of action, suit or claim brought or made against such Company Indemnitee not arising out of any action or inaction of a Company Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of this Agreement or any other instrument, document or agreement executed pursuant hereto by any of the Company Indemnitees. To the extent that the foregoing undertaking by the Investor may be unenforceable for any reason, the Investor shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

Section 5.03 Promptly after receipt by an Investor Indemnitee or Company Indemnitee under this Article V of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Investor Indemnitee or Company Indemnitee shall, if an Indemnified Liability in respect thereof is to be made against any indemnifying party under this Article V deliver to the indemnifying party a written notice of the commencement thereof; but the failure to so notify the indemnifying party will not relieve it of liability under this Article V unless and to the extent the indemnifying party did not otherwise learn of such action and such failure result in the forfeiture by the indemnifying party of substantial rights and defenses and will not, in any event, relieve the indemnifying party from any obligations provided in this Article V. The indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Investor Indemnitee or Company Indemnitee, as the case may be; provided, however, that an Investor Indemnitee or Company Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Investor Indemnitee or Company Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Investor Indemnitee or Company Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Investor Indemnitee or Company Indemnitee and any other party represented by such counsel in such proceeding. The Investor Indemnitee or Company Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Investor Indemnitee or Company Indemnitee which relates to such action or claim. The indemnifying party shall keep the Investor Indemnitee or Company Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Investor Indemnitee or Company Indemnitee, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Investor Indemnitee or Company Indemnitee of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Investor Indemnitee or Company Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made.

Section 5.04 The indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received.

Section 5.05 The indemnity provisions contained herein shall be in addition to (i) any cause of action or similar right of the Investor Indemnitee or Company Indemnitee against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

Section 5.06 The obligations of the parties to indemnify or make contribution under this Article V shall survive termination.

Article VI.
Covenants of the Company

Section 6.01 Effective Registration Statement; During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Ordinary Shares shall cease to be authorized for listing on any Principal Market, (iii) the Ordinary Shares cease to be registered under Section 12(g) of the Exchange Act or (iv) the Company fails to file in a timely manner all reports and other documents required of it as a reporting company under the Exchange Act.

Section 6.02 Corporate Existence. The Company will take all steps necessary to preserve and continue the corporate existence of the Company.

Section 6.03 Notice of Certain Events Affecting Registration; Dual Status; Suspension of Right to Make an Advance. The Company will immediately notify the Investor, upon its becoming aware of the occurrence of any of the following events: (i) receipt of any request for additional information by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement, the Prospectus; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Ordinary Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any material statement made in the Registration Statement or Prospectus of any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement the Prospectus to comply with the Securities Act; (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus; and (vi) any fact that may adversely affect the dual listing of the Company’s Ordinary Shares on both the NASDAQ and the TASE. The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events.

Section 6.04 Prospectus Supplements. The Company agrees that on such dates as the Securities Act shall require, the Company will file a prospectus supplement or other appropriate form as determined by counsel with the SEC under the applicable paragraph of Rule 424(b) under the Securities Act, which prospectus supplement will set forth, within the relevant period, the amount of Shares sold to the Investor, the aggregate offering price of such Shares, the net proceeds to the Company, and the discount paid by the Investor with respect to such Shares. The Company shall provide the Investor a reasonable opportunity to comment on a draft of each such Prospectus Supplement (and shall give due consideration to all such comments) and shall deliver or make available to the Investor, without charge, an electronic copy of each form of Prospectus Supplement, together with the Base Prospectus. The Company consents to the use of the Prospectus (and of any Prospectus Supplement thereto) in accordance with the provisions of the Securities Act and with the securities or “blue sky” laws of the jurisdictions in which the Shares may be sold by the Investor, in connection with the offering and sale of the Shares and for such period of time thereafter as the Prospectus is required by the Securities Act to be delivered in connection with sales of the Shares. If during such period of time any event shall occur that in the judgment of the Company and its counsel is required to be set forth in the Prospectus or should be set forth therein in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary to supplement or amend the Prospectus to comply with the Securities Act or any other applicable law or regulation, the Company shall forthwith prepare and file with the SEC an appropriate Prospectus Supplement to the Prospectus and shall expeditiously furnish or make available to the Investor an electronic copy thereof.

Section 6.05 Listing of Shares. The Company shall cause the Shares to be listed on the Principal Markets, as the Investor designates and to qualify the Shares for sale under the securities laws of the applicable jurisdictions. Without derogating from the generality of the foregoing, prior to the Advance Closing Date, the Company shall obtain the TASE Approval evidencing the consent of the TASE, to the listing of the Shares on the TASE. During the Commitment Period and for so long as any Shares issuable hereunder are held by the Investor, the Company shall maintain the Ordinary Shares listings on the Principal Markets, except in the event of a delisting made pursuant to any Consolidation Event (as defined in Section 6.06 herein).

Section 6.06 Consolidation; Merger. If an Advance Notice has been delivered to the Investor and the transaction contemplated in such Advance Notice has not yet been closed in accordance with Section 2.01(e) hereof, then the Company shall not effect any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a “Consolidation Event”).

Section 6.07 Dividend or Rights Offerings. In the event that the Company distributes dividends (including non-cash dividends and payments to its shareholders under a reduction of capital) or if the Company effects a rights offering, no Advance shall be made by the Company if the “record date” for such distribution or rights offering and/or the “ex-date” in connection therewith would fall within the Pricing Period.

Section 6.08 Issuance of the Company’s Ordinary Shares. The sale of Ordinary Shares hereunder shall be made in accordance with the provisions and requirements of the Securities Act and any applicable state securities law, as well as any applicable Securities Regulations.

Section 6.09 Opinion of Counsel Concerning Ordinary Shares. The Company shall obtain either for the Investor or otherwise, at the Company’s expense, any and all opinions of counsel which may be required to issue any Ordinary Shares issuable to the Investor hereunder, free of restrictive legends, or to remove legends from such shares or to list the shares for trading on any Principal Market in accordance with the provisions hereof.

Section 6.10 Market Activities. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company under applicable laws and regulations to facilitate the sale or resale of the Ordinary Shares.

Section 6.11 Additional Covenants. The Company agrees to file and publish, any report or other document, and to take any action or measures, as shall be required under any applicable law, for the (i) issuance of the Shares to the Investor; (ii) the qualification of the Shares as Free; and (iii) the delivery of the Shares to the Investor’s account in accordance with the provisions hereof.

Section 6.12 Use of Proceeds. The Company shall use the net proceeds from this offering as disclosed in the Prospectus.

Section 6.13 Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will be responsible for all of its own expenses incident to the performance of its obligations hereunder including, without limitation, in connection with the issuance, registrations, and listing of the Shares.

Section 6.14 Sales. The Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Ordinary Shares (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Ordinary Shares, warrants or any rights to purchase or acquire, Ordinary Shares during the period beginning on the 5th Trading Day immediately prior to any Advance Notice Date and ending on the 5th Trading Day immediately following the corresponding Advance Date.

Section 6.15 Current Report. Promptly after the date hereof (and prior to the Company delivering an Advance Notice to the Investor hereunder), the Company shall file with the SEC a report on Form 6-K, file and publish any report required under the Securities Regulations and any such other appropriate form as determined by counsel to the Company, relating to the transactions contemplated by this Agreement and a preliminary Prospectus Supplement pursuant to Rule 424(b) of the Securities Act disclosing all information relating to the transaction contemplated hereby required to be disclosed therein (collectively, the “Initial Disclosure”) and shall provide the Investor with a reasonable opportunity to review the Initial Disclosure prior to its filing.

Section 6.16 Compliance with Laws. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

Article VII.
Conditions for Advance and Conditions to Closing

Section 7.01 Conditions Precedent to the Right of the Company to Deliver an Advance Notice. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to the satisfaction by the Company, on each Advance Notice Date and Advance Date (a “Condition Satisfaction Date”), of each of the following conditions:

(a)	Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects.

(b)	Registration of the Ordinary Shares with the SEC; Shares’ Status. (i) The Registration Statement is effective and the Shares are available for issuance pursuant to the Registration Statement. The Company is not aware of any of the events set forth in Section 6.03 hereof. The Initial Disclosure shall have been filed with the SEC, all Prospectus Supplements shall have been filed with the SEC, as required pursuant to Section 6.04 hereof and an electronic copy of such Prospectus Supplement together with the Base Prospectus shall have been delivered or made available to the Investor. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required of a “reporting company” under the Exchange Act and applicable SEC regulations; and (ii) the Shares, when issued to the Investor; pursuant to the Advance Notice will be Free.

(c)	Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of Ordinary Shares, or shall have the availability of exemptions therefrom. The sale and issuance of Ordinary Shares shall be legally permitted by all laws and regulations to which the Company is subject.

(d)	No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the SEC or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or Prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification, approvals, or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required.

(e)	Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.

(f)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have a Material Adverse Effect.

(g)	No Suspension of Trading in or Delisting of Ordinary Shares. The Ordinary Shares are traded on both the applicable Principal Markets and all of the Shares issuable pursuant to such Advance Notice will be listed or quoted for trading on such Principal Markets. The issuance of the Shares with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market. The Company shall not have received any notice threatening the continued listing of the Ordinary Shares on the Principal Markets except for the publicly disclosed announcement made by the Company on July 18, 2008 and the publicly disclosed information the Company provided in that regards in its Form 20-F filed on June 29, 2009.

(h)	Maximum Advance Amount. The amount of an Advance requested by the Company shall not exceed the Maximum Advance Amount.

(i)	Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved Ordinary Shares for the issuance of all of the Shares issuable pursuant to such Advance Notice.

(j)	Opinion of Counsel at Closing. Investor shall have received an opinion letter from counsel to the Company in the form attached hereto as Exhibit C.

(k)	Executed Advance Notice. The Investor shall have received the Advance Notice executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Condition Satisfaction Date.

(l)	Consecutive Advance Notices. Except with respect to the first Advance Notice, the Company shall have delivered all Shares relating to all prior Advances.

Article VIII.
Non-Disclosure of Non-Public Information

        The Company covenants and agrees that it shall refrain from disclosing, and shall cause its officers, directors, employees and agents to refrain from disclosing, any material non-public information to the Investor without also disseminating such information to the public, unless prior to disclosure of such information the Company identifies such information as being material non-public information and provides the Investor with the opportunity to accept or refuse to accept such material non-public information for review.

Article IX.
Choice of Law/Jurisdiction

        This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws, provided, however, that the Israeli Companies Law, 1999, the Israeli Companies Ordinance, 1983, the Securities Regulations and the TASE rules and regulations shall govern any and all matters covered thereby. The parties further agree that any action between them shall be heard in New York County, New York, and expressly consent to the jurisdiction and venue of the Supreme Court of the State of New York, sitting in New York County, New York and the United States District Court for the Southern District of New York, sitting in New York, New York, for the adjudication of any civil action asserted pursuant to this paragraph.

Article X. Assignment; Termination

Section 10.01 Assignment. Neither this Agreement nor any rights or obligations of either party hereunder may be assigned to any other Person.

Section 10.02 Termination.

(a)	Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) the first day of the month next following the 24-month anniversary of the date hereof, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement in the aggregate amount of the Commitment Amount.

(b)	The Company may terminate this Agreement effective upon fifteen Trading Days’ prior written notice to the Investor; provided that (i) there are no Advances outstanding, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any Ordinary Shares issued hereunder, unless all of such Ordinary Shares may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144, the Company shall not suspend or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective, or voluntarily delist the Ordinary Shares from the Principal Markets, or fail to act so that the Ordinary shares are delisted from the Principal Markets.

(c)	The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Date that has not yet occurred) in the event that (i) there shall occur any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of 50 Trading Days, other than due to the acts of the Investor, during the Commitment Period, or (ii) the Company shall at any time fail materially to comply with the requirements of Article VI and such failure is not cured within thirty (30) days after receipt of written notice from the Investor, provided, however, that this termination provision shall not apply to any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC.

(d)	Nothing in this Section 10.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Article V shall survive termination hereunder.

Article XI. Notices

        Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. or Israeli certified mail, as applicable, return receipt requested; (iii) 3 days after being sent by U.S. or Israeli certified mail, as applicable, return receipt requested, or (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications, except for Advance Notices which shall be delivered in accordance with Section 2.01(b) hereof, shall be:

If to the Company, to:	Tower Semiconductor Ltd.
P.O. Box 619
Migdal Haemek, Israel, 23105
Attention: Chief Executive Officer
Telephone: 972-4-650-6611
Facsimile:

and to:	Tower Semiconductor USA
4300 Stevens Creek Blvd., Suite 175
San Jose, California 95129
Telephone: (408) 551-6500
Facsimile: (408) 551-6509

With a copy to:	David Schapiro Esq.
Yigal Arnon & Co.
1 Azrieli Center
Tel Aviv, 67021 Israel
Telephone: 972-3-608-7726
Facsimile: 972-3-608-7714

And to:	Sheldon Krause, Esq.
Eilenberg & Krause LLP
11 East 44th Street
New York, NY 10017
Telephone: (212) 986-9700
Facsimile: (212)

If to the Investor(s):	YA Global Master SPV Ltd.
101 Hudson Street -Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

With a Copy to:	David Gonzalez, Esq.
101 Hudson Street - Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 369-7779

Each party shall provide 5 days’ prior written notice to the other party of any change in address or facsimile number.

Article XII. Miscellaneous

Section 12.01 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature page is delivered by facsimile or electronic transmission, the party using such means of delivery shall cause 4 additional original executed signature pages to be physically delivered to the other party within 5 days of the execution and delivery hereof, though failure to deliver such copies shall not affect the validity of this Agreement.

Section 12.02 Reporting Entity for the Ordinary Shares. The reporting entity relied upon for the determination of the trading price or trading volume of the Ordinary Shares on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.

Section 12.03 Fees.

(a)	Commitment Fee. The Company shall pay to the Investor a commitment fee (the “Commitment Fee”) of $650,000, which shall be due and payable as follows: (i) $200,000 shall be due and payable on the first Advance Notice Date (the “Initial Payment Date”), (ii) $200,000 shall be due and payable on the 6 month anniversary of the Initial Payment Date, (iii) $250,000 shall be due and payable on the 12 month anniversary of the Initial Payment Date. The Commitment Fee may be paid in cash, in Ordinary Shares, or some combination thereof. If any portion of the Commitment Fee is to be paid in Ordinary Shares (such shares, the “Commitment Shares”), the Company will issue to the Investor Ordinary Shares promptly after the applicable payment date in an amount equal to the portion of the Commitment Fee to be paid in Ordinary Shares divided by the VWAP for the Trading Day immediately prior to the applicable payment date. The Commitment Shares shall be issued pursuant to the Registration Statement and shall be Free upon issuance. The Commitment Fee shall be deemed paid upon the crediting of the Investor’s account or its designee’s account (including, at the election of the Investor, the Investor’s securities account with a TASE Member) with the Commitment Shares, in accordance with delivery instructions provided by the Investor. Each payment of the Commitment Fee shall be deemed fully earned as of the date due regardless of the amount of Advances, if any, that the Company is able to, or chooses to, request hereunder.

(b)	Structuring Fee. The Company shall pay a structuring and due diligence fee of $30,000 to Yorkville Advisors, LLC within 2 days of the date of this Agreement.

Section 12.04 Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.

Section 12.05 Confidentiality. If for any reason the transactions contemplated by this Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party (except information publicly available or in such party’s domain prior to the date hereof, and except as required by court order) and shall promptly return to the other parties all schedules, documents, instruments, work papers or other written information without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herein.

Section 12.06 Integration. This Agreement, along with any exhibits or amendments hereto, encompasses the entire agreement of the parties and supersedes all previous understandings and agreements between the parties, whether oral or written.

Section 12.07 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

Section 12.08 Amendment. No provision of this Agreement may be amended other than by an instrument in writing signed by both parties.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Distribution Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY: TOWER SEMICONDUCTOR LTD. By: —————————————— Name: Russell Ellwanger Title: Chief Executive Officer

INVESTOR: YA GLOBAL MASTER SPV LTD. By: Yorkville Advisors, LLC Its: Investment Manager By: —————————————— Name: Title:

EXHIBIT A

ADVANCE NOTICE

TOWER SEMICONDUCTOR LTD.

        The undersigned, _______________________ hereby certifies, with respect to the sale of Ordinary Shares of TOWER SEMICONDUCTOR LTD. (the “Company”) issuable in connection with this Advance Notice, delivered pursuant to the Standby Equity Purchase Agreement (the “Agreement”), as follows:

    1.        The undersigned is the duly elected ______________ of the Company.

    2.        There are no fundamental changes to the information set forth in the Registration Statement which would require the Company to file a post effective amendment to the Registration Statement.

    3.        The Company has performed in all material respects all covenants and agreements to be performed by the Company and has complied in all material respects with all obligations and conditions contained in this Agreement on or prior to the Advance Notice Date, and shall continue to perform in all material respects all covenants and agreements to be performed by the Company through the applicable Advance Date. All conditions to the delivery of this Advance Notice are satisfied as of the date hereof.

    4.        The undersigned hereby represents, warrants and covenants that the Company has made all filings (“Required Filings”) required to be made by it pursuant to applicable securities laws (including, without limitation, all filings required under the Securities Exchange Act of 1934, which include Forms 20-F, 6-K, etc.) and under the Securities Regulations. None of the Company’s Public Disclosures contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    5.        The Advance requested is _____________________.

    6.        4.99% of the outstanding Ordinary Shares of the Company as of the date hereof is ___________.

        The undersigned has executed this Certificate this ____ day of _________________.

TOWER SEMICONDUCTOR LTD. By: —————————————— Name: Title:

EXHIBIT B
FORM OF SETTLEMENT DOCUMENT
VIA FACSIMILE & EMAIL

Tower Semiconductor Ltd.
Attn:[____________], CFO
Fax: ______________________
Email: ______________________

Below please find the settlement information with respect to the Advance Notice Date of:
1.	(a) Amount of Advance:	$
	(b) Amount of Advance (after taking into account any adjustments pursuant to Section 2.01):	$
2.	Market Price:	$
3.	Purchase Price (Market Price X ____%) per share:	$
4.	Number of Shares due to Investor:

Please issue the number of Shares due to the Investor to the account of the Investor as follows:

Sincerely,

YA GLOBAL MASTER SPV, LTD.
Approved By Tower Semiconductor Ltd.:
______________________________
Name:

EXHIBIT C

FORM OF OPINION

    1.        The Company is a company validly existing under the laws of the State of Israel, with corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Company’s public filings, including reports filed or furnished by the Company under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), the rules and regulations of the Commission thereunder, the Israeli Securities Law-1968, and the regulations promulgated thereunder (“Securities Regulations”) and rules and regulations of the ISA (collectively the “Public Filings”), and to enter into and perform its obligations under the Transaction Documents.

    2.        The Company has the requisite corporate power and authority to enter into and perform its obligations under the Agreement and related agreements and documents (“Transaction Documents”) and to issue the Ordinary Shares in accordance with their terms. The execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated thereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or shareholders is required. Each of the Transaction Documents has been duly executed and delivered, and each of the Transaction Documents constitute valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms.

    3.        The Ordinary Shares are duly authorized and, upon issuance in accordance with the terms of the Transaction Documents will be duly and validly issued, fully paid and nonassessable, Free (as defined herein), free of any liens, encumbrances and preemptive or similar rights contained in the Company’s Articles of Association or Certificate of Association, or, to our knowledge, in any agreement filed by the Company as an exhibit to the Company’s Public Filings. The Company is not required to publish a Registration Document within the meaning of Section 35(17) of the Securities Law, or any other document, or to take any other action or measures, in order for the Ordinary Shares to be Free.

“Free” with respect to the Shares shall mean that immediately subsequent to their issuance to the Investor, the Shares shall be freely tradable on the TASE, may be freely sold by the Investor without any lock-up or selling restrictions imposed pursuant to the Israel Securities Regulations (including any ruling or release of the ISA published prior to the date hereof) or pursuant to the TASE rules or otherwise and the Investor shall not be subject to any restrictions whatsoever with respect to the selling of the Shares to any party and on any terms.

FOR US COUNSEL TO GIVE

The Ordinary Shares will be freely tradable on the NASDAQ and may be freely sold by the Investor without any lock-up or selling restrictions imposed pursuant to the US Securities Regulations.

    4.        The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated thereby (other than performance by the Company of its obligations under the indemnification sections of such agreements, as to which no opinion need be rendered) will not (i) result in a violation of the Company’s Articles of Association or Certificate of Association; (ii) to our knowledge conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement or, indenture filed by the Company as an exhibit to the Company’s Public Filings or (iii) to our knowledge, result in a violation of any Israeli, U.S. [federal or New York law][ U.S. COUNSEL WILL GIVE THIS PART], rule or regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected.

    6.        To our knowledge and other then as set forth in the Public Filings, there are no Israeli legal or governmental proceedings pending to which the Company is a party or of which any property or assets of the Company is subject which is required to be disclosed in any Public Filings.

Schedule 4.03

Twenty Nine million (29,000,000) Ordinary Shares underlying options were granted to the chairman of the board (subject to shareholder approval), the CEO and the Company’s employees.

Schedule 4.21

There is a ratchet on the exercise price of the Company’s warrants which were issued pursuant to the Company’s 2007 U.S. PIPE transaction.